FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JUNE 2005

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1    News Release dated June 22, 2005
Document 2    News Release dated June 23, 2005
Document 3    Material Change Report dated June 23, 2005
Document 4    Unaudited Financial Statements for the Period Ended April 30, 2005
Document 5    Management Discussion & Analysis

                                                                      DOCUMENT 1

                         TETAGOUCHE PROPERTY ACQUISITION

VANCOUVER, BRITISH COLUMBIA - JUNE 22, 2005 - AMADOR GOLD CORP. (TSX-V: AGX) is pleased to announce that it has entered into an Option Agreement to acquire a 100% interest in the Tetagouche Property located approximately 20 km west-northwest of Bathurst, New Brunswick. Under terms of the agreement, Amador is to pay $40,000 and issue 150,000 shares over three years. A 2% royalty is payable on the property half of which can be purchased for $750,000.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Drilling  by  Acadia  Mineral   Ventures  in  1989   intersected  the  following
mineralization in two holes that were 70 metres apart.

--------------------------------------------------------------------------------
                              Width
                              (feet)              Au (opt)           Ag (opt)
--------------------------------------------------------------------------------
         TS-89-3               31.7                0.044              4.27

         TS-89-5               19.3                0.012              10.33
--------------------------------------------------------------------------------

Trenching in the vicinity of hole TS-89-3 by Acadia's joint venture partner (Seabright Explorations Incorporated) in 1990 uncovered a 1.5 metre zone assaying 1.06 g/t Au and 155.05 g/t Ag. The mineralized zone is open at depth and along strike to the northwest.

The Tetagouche Property also has potential to host additional zones of gold, silver and/or base metal mineralization. Soil geochemical surveys conducted by Acadia in the late 1980's outlined numerous zinc, lead, copper and/or arsenic anomalies that remain to be tested.

Terry Mersereau. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for the Company's Tetagouche Project.

AMADOR GOLD CORP.

/S/ LYNN W. EVOY
---------------------
    Lynn W. Evoy,
    Director

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2

                            AJAX PROPERTY ACQUISITION

VANCOUVER, BRITISH COLUMBIA - JUNE 23, 2005 - AMADOR GOLD CORP. (TSX-V: AGX) is pleased to announce that it has entered into an option Agreement to acquire a 100% interest in the Ajax Property located in the west central part of Strathy Township, about 5 kilometres northwest of the Town of Temagami, Ontario. Under terms of the agreement Amador is to pay $80,000 and issue 300,000 shares over sixty days. A 2% royalty is payable on the property half of which can be purchased for $1,000,000.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows:

----------------- --------------- -------- -------- ----------------------- ---------------------------------
      Zone           Tonnage        Cu %    Ni %    Precious Metal Content              Remarks
----------------- --------------- -------- -------- ----------------------- ---------------------------------
Shaft             369,000         0.89     0.53     Pt - 0.008 opt          (less 83,000 tons of 0.70% Cu +
                                                    Pd - 0.016 opt          0.35% Ni on adjoining claim TR
                                                    Au - 0.01 opt           1623)
                                                    Ag - 0.13 opt
----------------- --------------- -------- -------- ----------------------- ---------------------------------
"A"               735,000         0.45     0.26     0.75 opt combined       (drilled on 50-foot centres)
----------------- --------------- -------- -------- ----------------------- ---------------------------------
"A" South         3,764,000       0.32     0.19     0.75 opt combined       (drilled on 100-foot centres)
Extension
----------------- --------------- -------- -------- ----------------------- ---------------------------------
"E" (North of     547,000         0.29     0.16     0.66 opt combined       (drilled on 100-foot centres)
Shaft)
----------------- --------------- -------- -------- ----------------------- ---------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

AMADOR GOLD CORP.

/S/ LYNN W. EVOY
----------------------
    Lynn W. Evoy,
      Director

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 3

                                 BC FORM 53-901F
                                 SECURITIES ACT
        MATERIAL CHANGE REPORT UNDER SECTION 85(l) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(l) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9

2.       DATE OF THE MATERIAL CHANGE

         June 22, 2005 and June 23, 2005

3.       PRESS RELEASE

         Press release faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE

         The Issuer announced two different property acquisitions.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         JUNE 22, 2005

                         TETAGOUCHE PROPERTY ACQUISITION

         VANCOUVER, BRITISH COLUMBIA - JUNE 22, 2005 - AMADOR GOLD CORP. (TSX-V:
         AGX) is pleased to announce that it has entered into an Option Agreement to acquire a 100% interest in the Tetagouche Property located approximately 20 km west-northwest of Bathurst, New Brunswick. Under terms of the agreement, Amador is to pay $40,000 and issue 150,000 shares over three years. A 2% royalty is payable on the property half of which can be purchased for $750,000.

         Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

         Drilling by Acadia Mineral Ventures in 1989 intersected the following mineralization in two holes that were 70 metres apart.

         -----------------------------------------------------------------------
                              Width
                              (feet)              Au (opt)           Ag (opt)
         -----------------------------------------------------------------------
         TS-89-3               31.7                0.044              4.27

         TS-89-5               19.3                0.012              10.33
         -----------------------------------------------------------------------

         Trenching in the vicinity of hole TS-89-3 by Acadia's joint venture partner (Seabright Explorations Incorporated) in 1990 uncovered a 1.5 metre zone assaying 1.06 g/t Au and 155.05 g/t Ag. The mineralized zone is open at depth and along strike to the northwest.

         The Tetagouche Property also has potential to host additional zones of gold, silver and/or base metal mineralization. Soil geochemical surveys conducted by Acadia in the late 1980's outlined numerous zinc, lead, copper and/or arsenic anomalies that remain to be tested.

         Terry Mersereau. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for the Company's Tetagouche Project.

         JUNE 23, 2005

                            AJAX PROPERTY ACQUISITION

         VANCOUVER, BRITISH COLUMBIA - JUNE 23, 2005 - AMADOR GOLD CORP. (TSX-V:
         AGX) is pleased to announce that it has entered into an option Agreement to acquire a 100% interest in the Ajax Property located in the west central part of Strathy Township, about 5 kilometres northwest of the Town of Temagami, Ontario. Under terms of the agreement Amador is to pay $80,000 and issue 300,000 shares over sixty days. A 2% royalty is payable on the property half of which can be purchased for $1,000,000.

         Nickel,   copper,   gold,  platinum,   palladium,   silver  and  cobalt
         mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

         Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

         Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

----------------- --------------- -------- -------- ----------------------- ---------------------------------
      Zone           Tonnage        Cu %    Ni %    Precious Metal Content              Remarks
----------------- --------------- -------- -------- ----------------------- ---------------------------------
Shaft             369,000         0.89     0.53     Pt - 0.008 opt          (less 83,000 tons of 0.70% Cu +
                                                    Pd - 0.016 opt          0.35% Ni on adjoining claim TR
                                                    Au - 0.01 opt           1623)
                                                    Ag - 0.13 opt
----------------- --------------- -------- -------- ----------------------- ---------------------------------
"A"               735,000         0.45     0.26     0.75 opt combined       (drilled on 50-foot centres)
----------------- --------------- -------- -------- ----------------------- ---------------------------------
"A" South         3,764,000       0.32     0.19     0.75 opt combined       (drilled on 100-foot centres)
Extension
----------------- --------------- -------- -------- ----------------------- ---------------------------------
"E" (North of     547,000         0.29     0.16     0.66 opt combined       (drilled on 100-foot centres)
Shaft)
----------------- --------------- -------- -------- ----------------------- ---------------------------------

         The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

         Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

         Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

6.       RELIANCE ON SECTION 85(2) OF THE ACT

         Not Applicable

7.       OMITTED INFORMATION

         No information has been omitted from this form.

8.       SENIOR OFFICERS

         The following senior officers of the Issuer may be contacted about the material change:

         Richard W. Hughes           President and CEO            (604) 685-2222
         Beverly J. Bullock          Corporate Secretary          (604) 536-5357

         STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 23rd day of June, 2005.

                               /s/ Beverly J. Bullock
                               ------------------------
                                   Beverly J. Bullock,
                                   Corporate Secretary

                                                                      DOCUMENT 4




                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                            (PREPARED BY MANAGEMENT)

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                                 APRIL 30, 2005

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------



Statement of Operations and Deficit                                            3

Balance Sheet                                                                  4

Statement of Mineral Property Expenditures                                     5

Statement of Cash Flows                                                        6

Notes to the Financial Statements                                           7-14

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENT OF OPERATIONS AND DEFICIT
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                    APRIL 30,                       APRIL 30,
                                              2005            2004            2005            2004
                                          ------------    ------------    ------------    ------------
REVENUE ...............................   $       --      $       --      $       --      $       --
                                          ------------    ------------    ------------    ------------

ADMINISTRATIVE EXPENSES
    Amortization ......................            117              68             233             136
    Bank charges ......................            274             177             884             417
    Consulting fees ...................         13,107          11,338          23,655          29,691
    Interest on debt ..................           --            12,948            --            25,652
    Investor relations and promotion ..            881          44,832          11,963          96,642
    Legal and accounting ..............         24,588          10,323          35,668          40,336
    Management fees (note 7) ..........          6,000           2,500          12,000          15,000
    Office and miscellaneous ..........          3,760          10,117           7,527          12,662
    Regulatory fees ...................         12,844           2,817          15,077          15,070
    Stock based compensation ..........           --              --              --           160,000
    Transfer agent fees ...............          3,503           5,849           5,004           7,182
    Less: interest earned .............           (286)         (2,366)           (557)         (3,707)
                                          ------------    ------------    ------------    ------------

                                               (64,788)         98,603         111,454         399,081
                                          ------------    ------------    ------------    ------------

LOSS FOR THE PERIOD ...................        (64,788)        (98,603)       (111,454)       (399,081)

DEFICIT, BEGINNING OF PERIOD ..........     (3,877,490)     (3,705,089)     (3,931,824)     (3,812,611)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES .......           --              --           101,000         408,000
                                          ------------    ------------    ------------    ------------

DEFICIT, END OF PERIOD ................   $ (3,942,278)   $ (3,803,692)   $ (3,942,278)   $ (3,803,692)
                                          ============    ============    ============    ============

LOSS PER SHARE -
  BASIC AND FULLY DILUTED .............   $      (0.00)   $      (0.01)   $      (0.00)   $      (0.03)
                                          ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES .....     24,949,881      14,847,879      24,386,313      13,400,487
                                          ============    ============    ============    ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

BALANCE SHEET
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

                                                      APRIL 30,      OCTOBER 31,
                                                        2005            2004
                                                    -----------     -----------

ASSETS

CURRENT
    Cash .......................................    $    94,944     $    23,017
    Accounts receivable ........................           --            12,909
    Goods and services tax recoverable .........         11,205           6,588
    Prepaid expenses ...........................          1,933           5,600
                                                    -----------     -----------

                                                        108,082          48,114

EQUIPMENT ......................................          1,319           1,552

MINERAL PROPERTY EXPENDITURES (note 3) .........      2,727,580       2,466,879
                                                    -----------     -----------

                                                    $ 2,836,981     $ 2,516,545
                                                    ===========     ===========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    69,404     $    63,353
    Due to related parties (note 7) ............          6,151          10,688
                                                    -----------     -----------

                                                         75,555          74,041
                                                    -----------     -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 6) .........................      6,678,704       6,374,328

SUBSCRIPTIONS RECEIVED .........................         25,000            --

DEFICIT ........................................     (3,942,278)     (3,931,824)
                                                    -----------     -----------

                                                      2,761,426       2,442,504
                                                    -----------     -----------

                                                    $ 2,836,981     $ 2,516,545
                                                    ===========     ===========



APPROVED BY THE DIRECTORS:


/s/ RICHARD W. HUGHES, Director                /s/ ALAN CAMPBELL, Director
-------------------------------                ---------------------------
Richard W. Hughes                              Alan Campbell

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENT OF MINERAL PROPERTY EXPENDITURES
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

FOR THE SIX MONTHS ENDED APRIL 30, 2005
--------------------------------------------------------------------------------

                                         GLASS      MASKOOTCH       TODD        KENORA
                            MAGNUM       CLAIMS        LAKE       TOWNSHIP      CLAIMS       TOTAL
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $     --     $   10,000   $    8,000   $  915,082   $  933,082
 Staking costs ........         --           --           --           --          6,275        6,275
 Option payments cash .       25,000        8,000         --           --         50,000       83,000
 Option payments shares         --          5,000         --           --           --          5,000
 Finder's fees cash ...         --           --           --           --          5,632        5,632
                          ----------   ----------   ----------   ----------   ----------   ----------

  Closing balance .....       25,000       13,000       10,000        8,000      976,989    1,032,989
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --           --      1,533,797    1,533,797
 Consulting ...........         --           --           --           --         21,122       21,122
 Drilling .............         --           --           --           --          3,500        3,500
 Geological ...........         --           --           --           --          3,476        3,476
 Line cutting .........         --           --           --           --         32,862       32,862
 Mapping and sampling .         --           --           --           --         80,188       80,188
 Miscellaneous ........         --           --           --           --         17,959       17,959
 Surveying ............         --           --           --          1,687        1,687
                          ----------   ----------   ----------   ----------   ----------   ----------

 Closing balance ......         --           --           --           --      1,694,591    1,694,591
                          ----------   ----------   ----------   ----------   ----------   ----------

BALANCE, END ..........   $   25,000   $   13,000   $   10,000   $    8,000   $2,671,580   $2,727,580
                          ==========   ==========   ==========   ==========   ==========   ==========


FOR THE YEAR ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------

                               MASKOOTCH       TODD        KENORA
                                  LAKE       TOWNSHIP      CLAIMS        TOTAL
                               ----------   ----------   ----------   ----------

ACQUISITION COSTS
  Opening balance ..........   $     --     $     --     $  552,500   $  552,500
  Staking costs ............         --           --          4,100        4,100
  Option payments - cash ...        5,000        3,000      300,000      308,000
  Option payments - shares .        5,000        5,000         --         10,000
  Finder's fees - cash .....         --           --         58,482       58,482
                               ----------   ----------   ----------   ----------

  Closing balance ..........       10,000        8,000      915,082      933,082
                               ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
  Opening balance ..........         --           --        458,559      458,559
  Camp .....................         --           --         35,231       35,231
  Consulting ...............         --           --        134,014      134,014
  Drilling .................         --           --        835,358      835,358
  Mapping and sampling .....         --           --         38,252       38,252
  Miscellaneous ............         --           --         21,956       21,956
  Surveying ................         --           --         10,427       10,427
                               ----------   ----------   ----------   ----------

  Closing balance ..........         --           --      1,533,797    1,533,797
                               ----------   ----------   ----------   ----------

BALANCE, END OF YEAR .......   $   10,000   $    8,000   $2,448,879   $2,466,879
                               ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENT OF CASH FLOWS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------
FOR THE                                                     THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                 APRIL 30,                    APRIL 30,
                                                            2005           2004          2005           2004
                                                        -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES

    Loss for the period .............................   $   (64,788)   $   (98,603)   $  (111,454)   $  (399,081)

    Add items not affecting cash:
      Amortization ..................................           117             68            233            136
      Stock based compensation ......................          --             --             --          160,000
                                                        -----------    -----------    -----------    -----------

                                                            (64,671)       (98,535)      (111,221)      (238,945)

   Change in non-cash working capital items:
      Accounts receivable ...........................          --          (90,472)          --          (90,472)
      Tax credits recoverable .......................          --             --           12,909           --
      Goods and services tax recoverable ............        (4,985)       (60,857)        (4,617)       (67,758)
      Prepaid expenses ..............................         1,710         (6,346)         3,667         (5,913)
      Accounts payable and accrued liabilities ......        (5,100)        35,025          6,052         45,079
                                                        -----------    -----------    -----------    -----------

                                                            (73,046)      (221,185)       (93,210)      (358,009)
                                                        -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Advances from (repayment to)
       related parties ..............................        (4,673)        (3,816)        (4,537)         4,429
   Issuance of share capital ........................        95,000         36,000        450,000      1,521,000
   Subscriptions received ...........................        25,000           --           25,000           --
   Share issuance costs .............................        (9,625)          --          (49,625)      (132,750)
                                                        -----------    -----------    -----------    -----------

                                                            105,702         32,184        420,838      1,392,679
                                                        -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
   Acquisition of mineral properties ................       (33,537)       (50,256)       (94,907)      (100,256)
   Deferred exploration expenditures ................       (71,025)      (668,582)      (160,794)      (981,661)
   Purchase of equipment ............................          --             --             --           (1,826)
                                                        -----------    -----------    -----------    -----------

                                                           (104,562)      (718,838)      (255,701)    (1,083,743)
                                                        -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH .....................       (71,906)      (907,839)        71,927        (49,073)

CASH, BEGINNING OF PERIOD ...........................       166,850        957,229         23,017         98,463
                                                        -----------    -----------    -----------    -----------

CASH, END OF PERIOD .................................   $    94,944    $    49,390    $    94,944    $    49,390
                                                        ===========    ===========    ===========    ===========


SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid ..................................   $      --      $      --      $      --      $      --
                                                        ===========    ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------


1.       NATURE OF OPERATIONS

         The company is classified in the natural resource industry, and trades on the TSX Venture Exchange. At April 30, 2005 the Company had interests in properties in Ontario, Canada.

         These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended October 31, 2004 for additional information.

2.       BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

         During the period, the company incurred a loss before income taxes recovery of $111,454 and has an accumulated deficit of $3,942,278. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

3.       MINERAL PROPERTIES

         a)       KENORA CLAIMS

                  During fiscal 2003 the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                  (paid),  $250,000 on August 27, 2003 (paid),  $250,000 on each of August 27, 2004 (paid), and 2005, $500,000 on each of August 27, 2006, 2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. An additional amount of $50,000 due on December 31, 2004 was paid. In fiscal 2003 the company staked an additional 6 mineral claims adjacent to the Kenora Property.

                  A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid),  5% on the next $700,000  ($35,000  paid),  2.5% on the next $4,000,000 ($39,115 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

                  To date, the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------


3.       MINERAL PROPERTIES (continued)

         b)       TODD TOWNSHIP PROPERTY

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $69,000 cash ($3,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

         c)       MASKOOTCH LAKE PROPERTY

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $88,000 cash ($5,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         d)       GLASS CLAIMS

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (25,000 common shares issued) and $93,000 cash ($8,000 paid) over a 4 year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

         e)       MAGNUM PROPERTY

                  During the current quarter the company signed an assignment agreement with Vault Minerals to acquire a 100% interest in the Magnum property. Consideration for the property is $50,000 ($25,000 paid during the quarter and $25,000 paid subsequent) over 30 days and issuance of 300,000 common shares (issued subsequent). The underlying agreement requires exploration expenditures of $25,000 ($28,131 paid subsequent) by June 12, 2005 and an additional $225,000 by October 25, 2007. A 2% royalty is payable on the property, 1% of which can be acquired for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------


4.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED

                                         APRIL 30, 2005              October 31, 2004
                                   -------------------------    -------------------------
                                      Shares       Amount          Shares        Amount
                                   -----------   -----------    -----------   -----------
Balance, beginning .............    21,997,915   $ 6,374,328     10,067,227   $ 4,380,089
Issued for
   Property acquisition ........        25,000         5,000         50,000        10,000
   Shares for debt .............          --            --        4,730,688       614,989
Issued for cash
   Private placements ..........     3,500,000       450,000      4,400,000     1,475,000
   Exercise of warrants ........          --            --        2,750,000       275,000
Share issuance costs, cash .....          --         (49,625)          --        (132,750)
Share issuance costs, warrants .          --          (3,000)          --            --
Stock based compensation .......          --           3,000           --         160,000
Income tax benefits renounced
   on flow through shares issued          --        (101,000)          --        (408,000)
                                   -----------   -----------    -----------   -----------

BALANCE, ENDING ................    25,522,915   $ 6,678,703     21,997,915   $ 6,374,328
                                   ===========   ===========    ===========   ===========


         c)       PRIVATE PLACEMENTS

                  i) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

                  ii) During fiscal 2004 the company agreed to issue 4,730,688 units in settlement of debt (notes 4, 5 and 6) each unit comprising one common shares and one non-transferable warrants exercisable at $0.13 per share for a period of 2 years. These units were treated as allotted in fiscal 2004 and were formally issued during the first quarter of fiscal 2005.

                  iii) In the first quarter of fiscal 2005 the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  iv) In the first quarter of fiscal 2005 the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until
                           December 30, 2005. The fair value of the broker warrants have been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------


6.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS (continued)

                  v) In the current quarter the company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The company paid a finders fee of $8,550, and other share issue costs of $1,075.

         d)       WARRANTS OUTSTANDING

                  As at April 30, 2005 there were 13,016,403 (October 31, 2004 -
                  12,030,715) warrants outstanding as follows:

                         Expiry date       Exercise price     Number of warrants
                  --------------------------------------------------------------

                        May 29, 2005                $0.32                535,715
                  September 30, 2005                $0.40                250,000
                   December 22, 2005                $0.35              3,100,000
                   December 22, 2005                $0.30              1,300,000
                   December 30, 2005                $0.20                500,000
                   December 30, 2005                $0.15                100,000
                    December 8, 2006                $0.14              1,500,000
                   December 23, 2006                $0.13              4,730,688
                      March 23, 2007                $0.10              1,000,000
                  --------------------------------------------------------------
                                                                      13,016,403
                  --------------------------------------------------------------


         e)       OPTIONS OUTSTANDING

                  During fiscal 2004, the company granted 500,000 options to directors and officers of the company. The options are exercisable up to January 5, 2009 at a price of $0.56.

                  As at April 30, 2005 1,285,000 options were outstanding (October 31, 2004 - 1,285,000).

         f)       ESCROW SHARES

                  As at April 30,  2005 there were  25,000  (October  31, 2004 -
                  25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

7.       RELATED PARTY TRANSACTIONS

         a) During the period, the company recorded management fees of $12,000 to a company controlled by a director of the company.

         b) During the period, fees for consulting services in the amount of $18,608 were paid to a company controlled by the wife of a director and officer.

         At April 30, 2005 $6,151 (October 31, 2004 - $10,688) was owed to these companies for fees and payments made on the company's behalf.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------


8.       INCOME TAXES

         As at October 31, 2004, the company has income tax losses of approximately $325,000 (2002 - $400,000) expiring between 2004 and 2008. The tax benefit of amounts carried forward has not been reflected in these financial statements. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                   Amount                         Rate
                  ---------                    ---------
                  $ 636,000                       100%
                  $ 608,000                        30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts, except for a recovery created by the renouncement of a benefit on the issuance of flow through shares.

9.       SUBSEQUENT EVENTS

         a) Subsequent to April 30, 2005 the company closed a previously announced private placement of 750,000 units at a price of $0.10 per unit, for aggregate proceeds of $75,000. Each unit is comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, exercisable on or before June 3, 2005.

         b)       The company has announced the following property agreements:

                  i) Option agreements to acquire a 100% interest in 3 properties in Northern Ontario. Consideration for each of the Thompson and Kell Mine properties will be $30,000 cash ($10,000 paid), 150,000 common shares
                           (60,000 common shares issued) and $600,000 in exploration expenditures over 4 years, the vendor will retain a 2% net smelter royalty, with a buy back of 1% for $1,000,000. Consideration for the third property, known as Silverstrike, will be $50,000 cash ($10,000 paid), 150,000 common shares (30,000 common shares issued) and $80,000 in exploration expenditures over 4 years, the vendor will retain a 2% net smelter royalty, with a buy back of 1% for $1,000,000.

                  ii) Option agreement to acquire a 100% interest in the Silverclaim property in Northern Ontario. Consideration will be $150,000 cash ($15,000 paid), 200,000 common shares (50,000 common shares issued) and $200,000 in exploration expenditures over 4 years, the vendor will retain a 2% net smelter royalty, with a buy back of 1% for $1,000,000.

                  iii) Option agreement to acquire a 100% interest in the Tetagouche property in New Brunswick. Consideration will be $40,000 cash and 150,000 common shares over 3 years. The vendor will retain a 2% net smelter royalty, with a buy back of 1% for $750,000. The agreement is subject to acceptance by the TSX Venture Exchange.

                  iv) Purchase and sale agreement to purchase a 100% interest in the Ajax property in Ontario. Consideration will be $80,000 cash ($30,000 paid) and 300,000 common shares. The vendor will retain a 2% net smelter royalty, with a buy back of 1% for $1,000,000. The agreement is subject to acceptance by the TSX Venture Exchange.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                                        For the periods ended
                                                    April 30,       October 31,
                                                       2005             2004
                                                   -----------      -----------
Statement of operations and deficit

Loss for the period under
     Canadian GAAP ...........................     $  (111,454)     $  (527,212)
     Mineral property exploration and
     development  expenditures ...............        (260,701)      (1,455,820)
                                                   -----------      -----------

United States GAAP ...........................     $  (372,155)     $(1,983,032)
                                                   ===========      ===========

Gain (loss) per share - US GAAP ..............     $     (0.10)     $     (0.14)
                                                   ===========      ===========

Balance sheet
Assets
Mineral Properties
     Canadian GAAP ...........................     $ 2,727,580      $ 2,466,879
     Resource property expenditures
     (cumulative) ............................      (2,727,580)      (2,466,879)
                                                   -----------      -----------

United States GAAP ...........................     $      --        $      --
                                                   ===========      ===========

Deficit
      Canadian GAAP ..........................     $(3,942,278)     $(3,931,824)
      Resource property expenditures
      (cumulative) ...........................      (2,727,580)      (2,466,879)
                                                   -----------      -----------

United States GAAP ...........................     $(6,669,858)     $(6,398,703)
                                                   ===========      ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective November 1, 2004 the company has chosen to account for stock-based compensation using the fair value.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the six months ended April 30, 2005 was 24,386,313.

         d)       INCOME TAXES

                  Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

         e)       NEW ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
--------------------------------------------------------------------------------

APRIL 30, 2005
--------------------------------------------------------------------------------


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         f)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

                  In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

                  In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in
                  Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

                  In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company has adopted SFAS No. 148, as required, on November 1, 2003.

         The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

                                                                      DOCUMENT 5

                                AMADOR GOLD CORP.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                      FOR THE QUARTER ENDED APRIL 30, 2005

INTRODUCTION

The following management discussion and analysis has been prepared as of June 16, 2005. Some of the items discussed in the Management's Discussion and Analysis for the year ended October 31, 2004 ("2004 Annual MD&A") dated February 28, 2005 are relevant for the quarter under review and therefore readers are advised to read this with the 2004 Annual MD&A. The unaudited financial statements for the six months ended April 30, 2005 have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company.

Amador is a mining exploration company engaged primarily in an advanced stage exploration and development program of a high-grade gold property located in Kenora, Ontario, Canada. Its assets consist of mineral properties and cash. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;

         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The junior resource market started to improve in 2002 after several years in the doldrums. The ability to secure properties of merit is in large part dependent on management's contacts.

KPM PROPERTY, ONTARIO

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property").

Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002 (paid), $250,000 on August 27, 2003 (paid), $250,000 on August
27, 2004 (paid),  $250,000 on August 27, 2005 and $500,000 on each of August 27,
2006, 2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004
(paid).

To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($96,614.75 paid or accrued to April 30, 2005) and 1% on any additional payments up to a maximum of $300,000.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire the following patented claims from Kenora:

         D-149,  D-200,  D-201,  D-201 (A PCL 2413),  D-203 SW, D-204  (K-2460),
         D-212, D-213 (K-2462),  D-214 (K-2938),  D-215 (K-2548),  D-216, D-217,
         D-228 (K-2978-79),  D-229,  D-233,  D-265,  D-140 (K-1269),  S-74, S-97
         (K-3055-58),  S-151 PARTIAL,  MIN. LOC.  D-195,  D-147,  D-148,  D-239,
         D-389, S-109, S-126, S-150, D-203 (K-2461)

The Company has an option to acquire the following patented claims from Machin:

        D-199,  D-202, M-11, S-105,  D-218 (K-1317 ET AL NORTH),  K-13487 NORTH,
        K-13544 NORTH, K-13564 NORTH, K-13464 NORTH, CLAIM 264-E PARCEL 4802, CLAIM 270-E PARCEL 4802

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

2004 DRILL RESULTS

The Company's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

---------------------------------------------------------------------------------------------------------
Hole No.              Location            From (m)            To (m)       Gold Assay Core   Composite
                                                                           Length            Gold Grade
                                                                           (g/t/m)           True Width
                                                                                                (g/t/m)
---------------------------------------------------------------------------------------------------------
SL04-153            20203E/9655N           346.60            347.20         3.68/0.60
                                           347.20            347.80         0.84/0.60        2.26/1.02
---------------------------------------------------------------------------------------------------------
SL04-154            20150E/9637N           433.00            433.40         1.00/0.40
                                           433.40            434.40         1.30/1.00        1.21/1.20
---------------------------------------------------------------------------------------------------------
SL04-155            20250E/9595N           410.26            410.76         6.98/0.50
                                           410.76            411.09         0.66/0.30
                                           411.09            411.71         3.04/0.60        2.63/1.20
---------------------------------------------------------------------------------------------------------
SL04-156            20100E/9676N           372.00            372.60         0.04/0.60
                                           372.60            373.00         3.52/0.40        1.17/1.02
---------------------------------------------------------------------------------------------------------
SL04-157            20203E/9645N           454.30            455.00         0.21/0.70        0.21/0.42
---------------------------------------------------------------------------------------------------------
SL04-158            20100E/9674N           449.00            450.00         0.21/1.00
                                           450.00            451.00         1.12/1.00        0.66/1.71
---------------------------------------------------------------------------------------------------------
SL04-159            20300E/9604N           337.20            337.60         3.06/0.40
                                           337.60            338.20         3.34/0.60        3.23/0.85
---------------------------------------------------------------------------------------------------------
SL04-160            20050E/9717N           344.60            345.33         0.78/0.73
                                           345.33            346.07         0.66/0.74
                                           346.07            347.00         1.17/0.93        0.80/2.28
---------------------------------------------------------------------------------------------------------
SL04-161            20300E/9604N           471.40            471.80         4.07/0.40
                                           471.80            472.30         16.35/0.50
                                           472.30            473.10         0.71/0.40        7.18/1.20
---------------------------------------------------------------------------------------------------------
SL04-162            20050E/9677N           461.35            461.91         3.77/0.57
                                           461.91            462.31         0.14/0.40        2.27/0.83
---------------------------------------------------------------------------------------------------------
SL04-163            20400E/9530N           435.00            435.40         0.19/0.40
                                           435.40            435.80         18.95/0.40       5.20/1.00
---------------------------------------------------------------------------------------------------------
SL04-164            20350E/9565N           384.53            384.98         0.17/0.45
                                           384.98            385.68         6.94/0.70        4.20/1.00
---------------------------------------------------------------------------------------------------------
SL04-165            20400E/9528N           512.20            512.80         0.23/0.60
                                           512.80            513.20         0.05/0.40        0.23/0.51
---------------------------------------------------------------------------------------------------------

The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 metres to a vertical depth of 423 metres. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold mineralization and the development of the shear structure appear to have generally weakened. However, it must be emphasized that higher-grade gold mineralization within the CIMZ forms well-defined, near vertically plunging shoots that could be missed and/or inadequately tested by drill holes centered at 50 m to 60 m intervals. Holes SL04-161, 163 and 164 returned positive results (refer to the above table) from well-sulphidized intersections within the postulated down-plunge extension of the 9 East Zone. Hole SL04-163 intersected 18.95 grams per tonne over 0.34 metres true width at a vertical depth of 402 metres. A total of 46% of the holes returned gold values of at least 2.26 grams per tonne over a minimum true width of 1.00 metre. Definition drilling in the vicinity of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance drilling at 50 m to 100 m intervals was carried out over an untested portion of the Cedar Island Mainland Zone, east of the main body of drilling from 21000E to 21200E. A total of 749 metres in 4 holes (i.e. SL04-172, 174, 176 and 178) were completed. The table below summarizes the results of the eastern extension drilling.

         SUMMARY OF CEDAR ISLAND MAINLAND ZONE - EAST EXTENSION RESULTS

---------------------------------------------------------------------------------------------------------
Hole No.              Location            From (m)            To (m)       Gold Assay Core   Composite
                                                                           Length            Gold Grade
                                                                           (g/t/m)           True Width
                                                                                                (g/t/m)
---------------------------------------------------------------------------------------------------------

SL04-172            21210E/9740N           110.00            110.40         0.14/0.40
                                           110.40            110.80         4.87/0.40        2.51/0.68
---------------------------------------------------------------------------------------------------------
SL04-174            21125E/9690N           140.90            141.30         1.25/0.40        1.25/0.34
---------------------------------------------------------------------------------------------------------
SL04-176            21080E/9700N           177.00            177.40         0.01/0.40
                                           177.40            178.10         3.03/0.70        3.03/0.60
---------------------------------------------------------------------------------------------------------
SL04-178            21025E/9720N            89.20             89.60         0.78/0.40
                                            89.60             90.10         0.21/0.50
                                            90.10             90.50         0.19/0.40        0.38/1.11
---------------------------------------------------------------------------------------------------------

The Cedar Island Mainland shear zone remains open along strike to the east, however the holes intersected only low gold values over narrow widths. The geology of this area is different from that which is observed at the Cedar Island Mine and the trenched area on the mainland from 20,000E to 20,400E. The characteristics of the dominant host lithology, - coarse-grained flows or gabbroic basalts appear to be less susceptible to shearing in this area. As well, the axial trace of a prominent low-angle 075(degree) fault structure is projected to intersect the CIMZ at 20,800E. This may have disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 metres in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold mineralization based on previous wide spaced drilling by BGC in the 1980's. The 9 East Target was selected as a viable example upon which to test both the vertical and horizontal continuity and the size potential of a prospective high-grade gold shoot. It is very important to understand that the number, size and continuity of gold values within "mineralized shoots" will determine the overall economic potential of the KPM property. A tighter array of holes will also serve towards satisfying the threshold requirements for generating an "indicated" category of resource. A higher level of confidence with respect to the internal grade attributes and geometry of these targets will greatly contribute towards formulating a reliable economic evaluation of the property. Utilizing a correct drill hole density according to the size of target being evaluated greatly decreases the chances for over-estimating the true grade of the deposit.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component.

The holes encountered a sequence of mafic flows and feldspar-phyric mafic flows (in-part pillowed) that have been modified by late-stage felsic dykes, lamprophyre dykes and quartz-carbonate veined shear zones. Mafic flows characterized by the absence of feldspar porphyroblasts host the Cedar Island Mainland Zone. The table below summarizes the results of detailed drilling of the 9 East Target.

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET

---------------------------------------------------------------------------------------------------------
Hole No.              Location            From (m)            To (m)       Gold Assay Core   Composite
                                                                           Length            Gold Grade
                                                                           (g/t/m)           True Width
                                                                                                (g/t/m)
---------------------------------------------------------------------------------------------------------
SL04-166            20290E/9910N            21.49             22.00         7.97/0.51
                                            22.00             22.40         1.61/0.40
                                            22.40             22.80         1.86/0.40        4.15/1.12

                                            40.05             40.90         5.64/0.85        3.41/1.20
---------------------------------------------------------------------------------------------------------
SL04-167            20290E/9909N            55.00             55.50         2.79/0.50
                                            55.50             56.00         12.80/0.50
                                            56.00             56.50         278.50/0.50*
                                            56.50             57.00         2.16/0.50
                                            57.00             57.50         93.81/0.50*
                                            57.50             58.00         4.43/0.50
                                            58.00             58.50         0.87/0.50
                                            58.50             59.00         9.45/0.50
                                            59.00             59.50         10.12/0.50
                                            59.50             60.00         0.62/0.50
                                            60.00             60.50         0.63/0.50
                                            60.50             61.00         12.90/0.50
                                            61.00             61.50         3.43/0.50
                                            61.50             62.00         5.28/0.50
                                            62.00             62.50         14.24/0.50
                                            62.50             63.00         11.15/0.50
                                            63.00             63.50         1.38/0.50
                                            63.50             64.00         1.69/0.50
                                            64.00             64.50         2.54/0.50        22.43/9.10
                                            64.50             65.00         3.15/0.50        16.18/9.10*
                                            65.00             65.70         7.1/0.70         (*Cut)
---------------------------------------------------------------------------------------------------------
SL04-168            20290E/9855N           100.50            101.00         13.11/0.50
                                           101.00            101.50         17.96/0.50       23.16/1.86
                                           101.50            102.00         67.32/0.50*      15.60/1.86*
                                           102.00            102.50         1.94/0.68        (*Cut)
---------------------------------------------------------------------------------------------------------
SL04-169            20290E/9854N           106.03            106.79         3.79/0.76
                                           106.79            107.60         8.61/0.81
                                           107.60            108.60         0.08/1.00
                                           108.60            109.00         12.47/0.40       5.02/2.54
---------------------------------------------------------------------------------------------------------
SL04-170            20290E/9853N           112.10            112.60         1.18/0.50        23.95/1.20
                                           112.60            113.00         81.15/0.40*      10.55/1.20*
                                           113.00            113.50         0.94/0.50        (*Cut)
---------------------------------------------------------------------------------------------------------


                                     - 6 -


---------------------------------------------------------------------------------------------------------
SL04-171            20290E/9853N           135.23            136.00         2.22/0.77
                                           136.00            136.89         1.38/0.89
                                           136.89            137.29         17.11/0.40       7.58/1.10
---------------------------------------------------------------------------------------------------------
SL04-173            20286E/9757N           211.02            211.52         18.92/0.50
                                           211.52            212.00         19.93/0.48
                                           212.00            212.50         26.49/0.50
                                           212.50            213.00         10.40/0.50
                                           213.00            213.50         1.34/0.50
                                           213.50            214.00         1.98/0.50        13.13/2.54
---------------------------------------------------------------------------------------------------------
SL04-175            20286E/9757N           230.90            231.60         6.13/0.70
                                           231.60            232.45         0.33/0.85
                                           232.45            233.27         2.54/0.82        2.81/2.02
---------------------------------------------------------------------------------------------------------
SL04-177            20286E/9756N           247.60            248.00         2.76/0.40
                                           248.00            248.74         1.43/0.74
                                           248.74            249.26         8.02/0.52
                                           249.26            249.70         2.95/0.44        3.63/1.79
---------------------------------------------------------------------------------------------------------
SL04-179            20286E/9756N           255.00            255.75         16.06/0.75
                                           255.75            256.35         2.86/0.60        10.19/1.15
---------------------------------------------------------------------------------------------------------
SL04-180            20270E/9880N            79.40             79.80         1.89/0.40
                                            79.80             80.20         69.72/0.40*      18.40/1.45
                                            80.20             80.60         .82/0.40         10.07/1.45*
                                            80.60             81.10         .43/0.50         (*Cut)
---------------------------------------------------------------------------------------------------------
SL04-181            20290E/9755N           300.94            302.00         3.64/1.06
                                           302.00            302.52         3.75/0.52        3.67/1.35

                                           303.40            303.80         6.78/0.40
                                           303.80            304.64         2.49/0.84        3.87/1.06

                                           305.77            306.66         2.05/0.89
                                           306.66            307.06         6.16/0.40        3.32/1.10
---------------------------------------------------------------------------------------------------------
SL04-182            20270E/9879N            82.20             82.90         38.79/0.70*
                                            82.90             83.50         2.78/0.60        16.96/1.96
                                            83.50             83.90         1.33/0.40        15.59/1.96*
                                            83.90             84.50         16.10/0.60       (*Cut)
---------------------------------------------------------------------------------------------------------
SL04-183            20270E9879N            105.10            105.70         21.61/0.60
                                           105.70            106.10         5.60/0.40        10.82/1.20
---------------------------------------------------------------------------------------------------------
SL04-184            20250E/9855N           120.60            121.00         67.90/0.40*
                                           121.00            121.50         9.99/0.50        29.71/1.79
                                           121.50            122.30         34.86/0.80*      23.09/1.79*
                                           122.30            122.70         5.89/0.40        (*Cut)
---------------------------------------------------------------------------------------------------------
SL04-185            20310E/9855N           104.12            104.62         10.41/0.50
                                           104.62            105.12         12.40/0.50
                                           105.12            105.57         13.98/0.45
                                           105.57            106.09         2.56/0.52        9.66/1.68

                                           115.50            116.00         20.73/0.50       7.38/1.20

                                           128.00            128.84         12.18/0.84       7.28/1.20
---------------------------------------------------------------------------------------------------------
SL04-186            20230E/9855N           128.35            128.75         1.07/0.40
                                           128.75            129.15         21.61/0.40
                                           129.15            129.85         33.41/0.70       21.63/1.28

                                           132.60            133.00         13.41/0.40
                                           133.00            133.40         5.56/0.40        5.37/1.20
---------------------------------------------------------------------------------------------------------


                                     - 7 -


---------------------------------------------------------------------------------------------------------
SL04-187            20332E/9855N            75.85             76.39         1.67/0.54
                                            76.39             77.00         4.13/0.61
                                            77.00             77.60         4.62/0.60        3.54/1.49
---------------------------------------------------------------------------------------------------------
SL04-188            20352E/9865N            60.20             60.90         1.58/0.70
                                            60.90             61.30         0.40/0.40
                                            61.30             61.70         19.85/0.40       6.14/1.28
---------------------------------------------------------------------------------------------------------

The 9 East Target was tested over a strike length of 120 metres at shallow depths and to a vertical depth (below lake level = 1323 m) of 273 metres. The shoot remains open in both directions and confirms a high-level of homogeneity of gold values. Definition drilling at 20 to 25 metre intervals has shown that previous drilling by BGC underestimated the potential for higher-grade gold mineralization in this area. A total of 7 holes returned values equal to or in excess of 33 grams per tonne gold and 78% of the holes returned gold grades greater than 3.67 grams per tonne.

The Phase II drill data indicate a weighted average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 metres. The highly anomalous intersection showing 9.1 metres true width would certainly influence and/or strongly bias the overall weighted average of the drill hole population, therefore, the width in Hole SL04-167 was normalized to better reflect the median true width of intersections encountered in the other holes. The 9 East Target correlates very well with the historic mining grades at the Mikado and Cedar Island Mine and suggests that detailed drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

KPM Property Update - 2005

The grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM
Property. The program, at a cost of approximately $150,000, will employ pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to
1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work included detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Company has recently received an interim report from JVX Ltd. of Toronto, Ontario and is currently assessing it before releasing details. Further work is expected in June 2005.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $69,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-UchiConfederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

GLASS TOWNSHIP, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (25,000 shares were issued to the Optionor on November 10, 2004) and payment of $93,000 ($8,000 was paid to the Optionor in November 2004) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase .5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange on November 2, 2004.

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. ("Vault") of Kirkland Lake, Ontario (the "Assignor") to acquire a 100% interest in the Magnum Property. Under terms of the agreement, the Company is to pay $50,000 ($25,000 was paid to Vault in April 2005) and issue 300,000 shares (issued in May 2005). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 (paid $28,131) and an additional $225,000 by October 25, 2007. A 2% royalty is payable on the property, half of which can be purchased for $1,000,000.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec and totals 721 hectares. The Property is adjacent to the south and west of Noront Resources Inc.'s significant new gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also recently announced a new gold discovery.

The Urban- Barry Belt, in additional to the above recent discoveries, hosts a number of gold and base metal deposits and occurrences and is the current exploration focus for numerous other junior explorers. The Belt is rich in mineralization and Amador will explore the property for gold and base metals.

The agreement was accepted for filing by the TSX Venture Exchange on May 10, 2005.

KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company entered into an option agreement with Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe (the "Optionor") whereby the Company was granted an option to acquire a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($1,250 was paid in May
2005), 150,000 common shares (30,000 shares were issued on May 24, 2005) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further TSX Venture Exchange (the "Exchange") review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

SILVER STRIKE PROPERTY

On  March  28,  2005,  the  Company  entered  into  an  option   agreement  with
Aurora-Larder Lake Mining Corporation Limited (the "Optionor") whereby the Company was granted an option to acquire a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario.

Consideration is $50,000 ($5,000 was paid in May 2005), 150,000 common shares (30,000 shares were issued on May 24, 2005) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further TSX Venture Exchange (the "Exchange") review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Recent work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found.

THOMPSON PROPERTY

On March 28, 2005, the Company entered into an option agreement with Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe (the "Optionor") whereby the Company was granted an option to acquire a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($1,250 was paid in May 2005), 150,000 common shares (30,000 shares were issued on May 24, 2005) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further TSX Venture Exchange (the "Exchange") review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Kell Mine Property, Silver Strike Property and Thompson Property are easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

SILVERCLAIM PROPERTY

On March 28, 2005, the Company entered into an option agreement with Canadian Prospecting Ventures Inc. (the "Optionor") whereby the Company was granted an option to acquire a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($7,500 was paid in May 2005), 200,000 common shares (50,000 shares were issued on May 24, 2005) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000 subject to further TSX Venture Exchange (the "Exchange") review and acceptance. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed

18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited (as to 50%) and Kirnova Corp. (as to 50%) (the "Optionor") whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 ($30,000 was paid in June 2005) and 300,000 common shares. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement is subject to acceptance by the TSX Venture Exchange.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company entered into an option agreement with Merton Stewart (the "Optionor") whereby the Company was granted an option to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 and 150,000 common shares over a three year period. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000. The agreement is subject to acceptance by the TSX Venture Exchange.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                                  2004           2003           2002
                                                  ----           ----           ----
Revenues ..................................   $      --      $      --      $      --
Loss  before other items ..................      (539,000)      (365,429)       (97,724)
Loss for the year .........................      (527,212)      (524,419)       (97,825)
Net loss per share, basic and fully diluted         (0.04)         (0.07)         (0.04)
Total assets ..............................     2,516,545      1,113,870        247,901
Long term financial liabilities ...........          --             --          125,000
Deficit, end of year ......................    (3,931,824)    (3,812,612)    (3,416,958)

Notes:

(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review;
(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

         FISCAL 2005                   FIRST QUARTER              SECOND QUARTER
         -----------                   -------------              --------------

         Revenues                      Nil                        Nil
         Net Income (Loss)             $54,334                    $(64,788)
         Net Loss Per Share            $(0.00)                    $(0.00)

FISCAL 2004               FIRST QUARTER    SECOND QUARTER    THIRD QUARTER    FOURTH QUARTER
-----------               -------------    --------------    -------------    --------------
Revenues                  Nil              Nil               Nil              Nil
Net Loss                  $(300,478) (1)   $(98,603)         $(85,719)        $(42,412)
Net Loss Per Share        $(0.02)          $(0.01)           $(0.01)          $(0.00)


FISCAL 2003               FIRST QUARTER    SECOND QUARTER    THIRD QUARTER    FOURTH QUARTER
-----------               -------------    --------------    -------------    --------------
Revenues                  Nil              Nil               Nil              Nil
Net Loss                  $(22,974)        $(54,604)         $(152,825)       $(294,016)
Net Loss Per Share        $(0.00)          $(0.01)           $(0.02)          $(0.04)

(1)      $160,000 stock based compensation

SIX MONTHS ENDED APRIL 30, 2005 (UNAUDITED) VS. SIX MONTHS ENDED APRIL 30, 2004 (UNAUDITED)

There is no revenue for the six months ended April 30, 2005 (2004 - Nil). The Company realized a loss of $(111,454) before future income tax recovery for the six-month period ended April 30, 2005 compared to $(399,081) in the six months ended April 30, 2004. Expenses for management fees of $12,000 (2004 - $15,000) were paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the six-month period include $35,668 (2004 - $40,336) for legal and accounting, $15,077 (2004 - $15,070) for regulatory fees and $5,004 (2004 - $7,182) for transfer agent fees. Other categories of interest are: (a) investor relations and promotion of $11,963 (2004 - $96,642) as the Company had materials prepared for display in a booth and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $0 (2004 - $25,652) which is related to interest on the promissory note and convertible debenture which were converted to shares in fiscal 2004. A large expenditure (not affecting cash) appearing in the Statements of Operations and Deficit is "Stock Based Compensation" of $160,000 in 2004. The Company chose to implement the expensing of the cost of granting options to directors and officers. The cost is designed to reflect, in part, the cost to the Company of obtaining and retaining directors.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582 and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $141,490.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

JANUARY 31, 2005 (UNAUDITED)

During the quarter, the Company issued 500,000 units at $0.40 per unit for total proceeds of $200,000. Each unit is comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

During the quarter, the Company issued 1,000,000 units at $0.15 per unit for total proceeds of $150,000. Each unit is comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005.

The flow-through proceeds from the above financings were used to carry out approximately 52 line km of magnetometer and Pole-Dipole Spectral IP (Induced Polarization) geophysical surveys over the eastern portion of the Company's KPM Property.

APRIL 30, 2005 (UNAUDITED)

During the quarter, the Company issued 1,000,000 units at $0.10 per unit for total proceeds of $100,000. Each unit is comprised of one common share and one non-transferable warrant exercisable at $0.10 per share on or before March 23, 2007. The Company paid a cash finder's fee of $8,550. The proceeds were used for working capital.

Subsequent to the quarter, the Company issued 750,000 units at $0.10 per unit for total proceeds of $75,000. Each unit is comprised of one common share and one non-transferable warrant exercisable at $0.10 per share on or before June 3, 2007. The proceeds are being used for working capital.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The current corporate plan envisions expenditures of approximately $600,000 for property payments, primarily $250,000 that is required for the KPM Property on August 27, 2005. Plans for obtaining the funds include private placements.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue oif treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at June 16, 2005, there were 26,712,815 common shares issued and outstanding.

As at June 16, 2005, the following options and share purchase warrants were outstanding:

-------------------------------------------------------------------
NUMBER OF OPTIONS       EXERCISE PRICE            EXPIRY DATE
-------------------------------------------------------------------
           85,000            $0.10              October 8, 2007
           62,000            $0.25               March 2, 2008
           70,000            $0.56              January 5, 2009
-------------------------------------------------------------------
           85,000            $0.10              October 8, 2007
           62,000            $0.25               March 2, 2008
          140,000            $0.56              January 5, 2009
-------------------------------------------------------------------
           50,000            $0.56              January 5, 2009
-------------------------------------------------------------------
           85,000            $0.10              October 8, 2007
           62,000            $0.25               March 2, 2008
           50,000            $0.56              January 5, 2009
-------------------------------------------------------------------
           85,000            $0.23             December 18, 2007
           62,000            $0.25               March 2, 2008
           70,000            $0.56              January 5, 2009
-------------------------------------------------------------------
           50,000            $0.30               June 16, 2008
           50,000            $0.56              January 5, 2009
-------------------------------------------------------------------
        1,068,000
-------------------------------------------------------------------

                             WARRANTS:

-------------------------------------------------------------------
NUMBER OF WARRANTS    EXERCISE PRICE           EXPIRY DATE
-------------------------------------------------------------------
           250,000        $0.40             September 30, 2005
         1,300,000        $0.30             December 22, 2005
         3,100,000        $0.35             December 22, 2005
           500,000        $0.20             December 30, 2005
           100,000        $0.15             December 30, 2005
         1,500,000        $0.14              December 8, 2006
         4,730,688        $0.13             December 23, 2006
         1,000,000        $0.10               March 23, 2007
           750,000        $0.10                June 3, 2007
-------------------------------------------------------------------
        13,230,688
-------------------------------------------------------------------

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During the first quarter of fiscal 2005, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2004 International Convention in March 2004 and gold shows in Calgary in April, 2004, New York in June 2004, Vancouver in June 2004, San Francisco in November 2004 and Vancouver in June 2005. The purpose of these shows is to inform potential investors, particularly institutions, and news writers about the prospects for the Company's properties.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, cash in trust, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

In the current period, the Company recorded management fees of $12,000 to a company controlled by a director of the Company.

In the current period, fees for consulting services in the amount of $18,608 were paid to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services.

At  April  30,  2005  $6,151  (October  31,  2004 -  $10,688)  was owed to these companies for fees and payments made on the Company's behalf.

CHANGE OF AUDITOR

At the Company's annual and special general meeting held on May 11, 2005 (the "Meeting"), the shareholders approved a change in the Company's auditors from Staley, Okada & Partners, Chartered Accountants, to Morgan & Company, Chartered Accountants, Vancouver, British Columbia.

ELECTION OF NEW DIRECTORS AND APPOINTMENT OF OFFICERS

At the Meeting, Alan Campbell, John Keating, P.Geo. and James M. McDonald, P.Geo. were elected as new directors. Richard W. Hughes and Lynn W. Evoy were re-elected as directors. The Board of Directors appointed Richard W. Hughes as President and Chief Executive Officer, Alan Campbell as the Chief Financial Officer and Messrs. Keating and McDonald as Vice-Presidents of Exploration. The audit committee of the Company presently is: Alan Campbell (Chairman), Lynn W. Evoy and James M. McDonald.

Mr. Keating was President of Black Bull Resources from January 2000 - September 2004 where he designed and implemented strategies that resulted in the successful development, financing and commencement of commercial production at the White Rock Mine in Nova Scotia. Mr. Keating was a senior/commodity/policy analyst for federal government Department of Natural Resources for 10 years and was exploration project management for Noranda Exploration Company Limited for 11 years. Mr. Keating is currently the President and CEO of Golden Chalice Resources Inc.

Mr. McDonald is a director of Genco Resources Ltd. (President from December 2003
- present) and Alamos Gold Inc. From 1997 - 2003, Mr. McDonald was a director and co-founder of National Gold Corporation and from 1997 - February 2004 was a director and co-founder of Black Bull Resources Inc. From 1989 - 2000, Mr. McDonald was a director and co-founder of White Knight Resources Ltd. and from 1988 - 2000 was a consulting geologist to Mansfield Minerals Inc.

Mr. Campbell is an independent business consultant and a director and officer of other mining and exploration companies.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com - and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1


TRANSFER AGENT                      SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company     SHARES ISSUED:
10th Floor, 625 Howe Street         26,712,815 (June 16, 2005)
Vancouver, British Columbia,
   V3C 3B8                          OUTSTANDING WARRANTS:
Phone:   604-689-9853                  250,000 @ $0.40 (Expiry: September 30/05)
Fax:     604-689-8144                1,300,000 @ $0.30 (Expiry: December 22/05)
                                     3,100,000 @ $0.35 (Expiry: December 22/05)
                                       500,000 @ $0.20 (Expiry: December 30/05)
                                       100,000 @ $0.15 (Expiry: December 20/05)
                                     1,500,000 @ $0.14 (Expiry: December 8/06)
                                     4,730,688 @ $0.13 (Expiry: December 23/06)
                                     1,000,000 @ $0.10 (Expiry: March 23/07)
                                       750,000 @ $0.10 (Expiry: June 3/07)

                                    OPTIONS:
                                       255,000 @ $0.10 (Expiry: October 8/07)
                                        85,000 @ $0.23 (Expiry: December 18/07)
                                       248,000 @ $0.25 (Expiry: March 2/08)
                                        50,000 @ $0.30 (Expiry: June 16/08)
                                       430,000 @ $0.56 (Expiry: January 5/09)

                                    FULLY DILUTED SHARES:
                                    41,011,503


AUDITORS                            CORPORATE COUNSEL
--------------------------------------------------------------------------------

Morgan & Company                    CANADA: McCullough O'Connor Irwin
Chartered Accountants                       Solicitors
1488-700 W. Georgia St.                     1100-888 Dunsmuir Street
Vancouver, British Columbia,                Vancouver, British Columbia, V6C 3K4
   V7Y 1A1                                  Phone:   604-687-7077
Phone:   604-687-5841                       Fax:     604-687-7099
Fax:     604-687-0075               U.S.A.: Miller & Holguin
                                            1801 Century Park East, 7th Floor
                                            Los Angeles, California
                                            U.S.A., 90067
                                            Phone:   310-556-1990
                                            Fax:     310-557-2205


FINANCIAL YEAR END
--------------------------------------------------------------------------------

October 31


FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)


DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------

Richard W. Hughes (President,       Phone:  604-685-2222
CEO & Director)                     Fax:    604-685-3764
Alan Campbell (CFO & Director)
Lynn W. Evoy (Director)             Website:  www.amadorgoldcorp.com
John Keating, P.Geo. (V.P.,         E-mail:   info@amadorgoldcorp.com
Exploration & Director)
James M. McDonald, P. Geo. (V.P.,
Exploration & Director)
Kevin Leonard (Project Geologist)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AMADOR GOLD CORP.
                                     (Registrant)


Date:    June 24, 2005               BY:  /S/ BEVERLY J. BULLOCK
                                     ---------------------------------------
                                     Beverly J. Bullock, Corporate Secretary